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                                                                 Exhibit (a)(11)


FOR FURTHER INFORMATION:
(Analyst calls)     Ken Jones (864) 609-3496
(News media calls)  Michael Fanning (864) 609-3594



                THE LIBERTY CORP. REPORTS FOURTH-QUARTER RESULTS


              INSURANCE AND BROADCASTING OPERATIONS POST INCREASE
                       IN OPERATING EARNINGS, NET INCOME

GREENVILLE, S.C., FEB. 2, 1998 - The Liberty Corp. (NYSE: LC) today reported increases in operating earnings and net income, driven by fourth-quarter improvements in both its insurance and broadcasting operations.

         For the fourth quarter ended Dec. 31, 1997, revenues were $163.2 million, level with the same period in 1996. Operating earnings of $19.7 million rose 4 percent over the previous fourth quarter. Operating earnings per diluted share were 87 cents compared with 85 cents for the fourth quarter of 1996.

         Net income of $18.5 million, which rose 4 percent from the fourth quarter of 1996, was 81 cents per diluted share compared with 80 cents per diluted share for the previous period. Net income included realized investment losses of $1.3 million for the quarter.

         Operating earnings from insurance operations for the fourth quarter were $16.5 million, a 7 percent increase over the prior year quarter. Liberty's FamilySide pre-need operation, which is being sold to Fortis, Inc. during the first quarter of 1998 as previously announced, led the increase with a $2.4 million improvement over the prior year. The increase was due to favorable mortality, higher investment income and lower expenses. Liberty Life's mortgage protection division reported a modest increase for the quarter, while the agency division was down slightly.


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         Cosmos Broadcasting, which owns and operates eight television stations in the Southeast and Midwest, reported fourth-quarter operating earnings of $7.2 million, a 7 percent increase over the prior year quarter. Revenues for the quarter declined $1.8 million from the prior year period due to the expected reduction in political advertising. Local and national revenues increased over the fourth quarter of 1996 but did not offset the political revenue decline. Cosmos operations also included a $1.3 million benefit from a favorable adjustment to income tax expense during the fourth quarter.

         For the year ended Dec. 31, 1997, operating earnings increased 7 percent to $70.9 million. Diluted operating earnings per share were $3.16 compared with $2.98 in 1996. Revenues grew to $660.3 million, an increase of 7 percent over the prior year. Net income for the year was $75.0 million or $3.34 per diluted share compared with $37.3 million for 1996. Net income for 1996 included a $26.9 million special charge related principally to provisions for losses on unprofitable insurance products.

         Insurance operating earnings increased 11 percent for the year and broadcasting operations reported a 7 percent increase.

         "Overall, we are pleased with the results for both the fourth quarter and the year," said Hayne Hipp, Liberty's president. "Cosmos turned in a good performance in what normally would be a down year in both revenues and operating earnings, due to the absence of Olympics and major political elections. We also made substantial progress against strategic goals in our insurance operations."

         The Liberty Corporation is a holding company with operations in insurance and broadcasting. Company head quarters is in Greenville, S.C.


                                      ###



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                                     THE LIBERTY CORPORATION
                                CONSOLIDATED FINANCIAL HIGHLIGHTS
                               (In $000s except per share amounts)


                                                     Three months ended                     Twelve Months ended
                                                         December 31                            December 31
                                                  -------------------------       %        ------------------------     %
                                                     1997           1996        Change        1997          1996      Change
                                                  ----------     ----------     ------     ----------    ----------   ------
                                                      (Unaudited)                                 (Unaudited)
    Revenues
    Insurance                                     $  128,670     $  122,439          5%    $  509,093    $  482,500        6%
    Broadcasting                                      37,145         38,964         (5%)      137,898       137,336        0%
    Corporate and other, Net                          (2,614)         2,165        N/A         13,265          (739)     N/A
                                                  ----------     ----------                ----------    ----------
    TOTAL REVENUES                                $  163,201     $  163,568          0%    $  660,256    $  619,097        7%
                                                  ==========     ==========                ==========    ==========
    Income
    Insurance                                     $   16,507     $   15,379          7%    $   62,974    $   56,508       11%
    Broadcasting                                       7,235          6,789          7%        21,725        20,284        7%
    Corporate and other                               (4,002)        (3,247)       (23%)      (13,763)      (10,760)     (28%)
                                                  ----------     ----------                ----------    ----------
    OPERATING EARNINGS                                19,740         18,921          4%        70,909        66,032        7%

    Realized investment gains                         (1,283)        (1,116)        N/A         4,042        (1,748)     N/A
    Non-recurring special charges                                                   N/A                     (26,944)     N/A
                                                  ----------     ----------                ----------    ----------
    NET INCOME                                    $   18,457     $   17,805           4%   $   74,951    $   37,340      N/A
                                                  ==========     ==========                ==========    ==========

    Diluted Earnings Per Share

    Operating Earnings Per Share                  $     0.87     $     0.85           2%   $     3.16    $     2.98        6%
    Realized investment gains                          (0.06)         (0.05)        (20%)        0.18         (0.09)     N/A
    Non-recurring special charges                                                                             (1.23)     N/A
                                                  ----------     ----------                ----------    ----------
    DILUTED EARNINGS PER SHARE                    $     0.81     $     0.80           1%   $     3.34    $     1.66      201%
                                                  ==========     ==========                ==========    ==========


                                                      As of December 31,
                                                  -------------------------
                                                     1997           1996        % Change
                                                  ----------     ----------     --------
    BOOK VALUE PER COMMON
       EQUIVALENT SHARE
    Including the effect of SFAS 115              $    31.65     $    27.91           13%
    Excluding the effects of SFAS 115             $    28.76     $    26.00           11%